SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

ARADIGM CORPORATION
(Name of Issuer)

COMMON STOCK NO PAR VALUE
(Title of Class of Securities)

038505-103
(CUSIP Number)

Ole Ramsby Novo Nordisk A/S Novo Alle DK-2880 Bagsvaerd Denmark Tel No.: +45 4444 8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP No. 038505-103	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Novo Nordisk A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,868,369
	8	SHARED VOTING POWER 7,251,121
	9	SOLE DISPOSITIVE POWER 7,868,369
	10	SHARED DISPOSITIVE POWER 7,251,121
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,119,490 See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.68% See Item 5
14	TYPE OF REPORTING PERSON CO

      Item 1. Security and Company.

     Novo Nordisk A/S, a publicly quoted Danish Company, (“Buyer”) hereby amends and supplements its Report on Schedule 13D, originally filed on November 14, 2001 (as amended and supplemented, the “Schedule 13D”) with respect to the shares of Common Stock, no par value (the “Shares”) of Aradigm Corporation, a California Corporation (the “Issuer”). As described more fully below, this Schedule 13D also relates to the Issuer’s Series A Convertible Preferred Stock (the “Preferred Shares”). The Preferred Shares are convertible into Shares on the basis of four Shares for each Preferred Share. In addition, the Preferred Shares are entitled to vote on an “as if converted” basis on all matters submitted to a vote of holders of Shares. In that event the Preferred Shares vote together with the Shares as one class. In addition, the certificate of designation for the Preferred Shares requires the approval of the holders of Preferred Shares voting as a separate class in the case of certain corporate actions and a separate class vote of Preferred Shares will be required in order to consummate the transactions described below. Unless otherwise indicated, all further references to “Shares” in this Schedule 13D include Preferred Shares on the assumption that all Preferred Shares had been converted into Shares. The Issuer’s principal executive offices are located at 3929 Point Eden Way, Hayward, California, 94545.

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

      Item 2. Identity and Background.

     The address of the principal business office of Buyer is Novo Alle, DK-2880 Bagsværd, Denmark. Buyer is a focused healthcare company that manufactures and markets pharmaceutical products and services for the treatment of diabetes, coagulation disorders, human growth hormone and hormone replacement therapy. Buyer holds 7,868,369 Shares both directly (1,020,612 Shares) and indirectly through Novo Nordisk Pharmaceuticals, Inc. (6,847,757 Shares) a Delaware corporation (“NN Pharmaceuticals”) whose principal business office is located at 100 College Road, Princeton, New Jersey 08540. NN Pharmaceuticals is a manufacturer and supplier of insulin to the United States diabetes market and throughout the world. NN Pharmaceuticals is a wholly-owned subsidiary of Novo Nordisk of North America, Inc. (“NN North America”). NN North America is a Delaware corporation whose principal place of business is Brandywine Plaza – Suite 282, 103 Foulk Road, Wilmington, DE 19803. NN North America’s primary business is the provision of corporate staff services for the U.S. based pharmaceutical operations of Buyer. NN North America is wholly owned by Buyer.

     Buyer has entered into the Voting Agreement (as described in item 4 of this Schedule 13D) through Novo Nordisk Delivery Technologies, Inc., a Delaware Corporation (“Novo Nordisk Delivery Technologies, Inc.”) whose principal business office is located at 100 College Road, Princeton, New Jersey, 08540. Novo Nordisk Delivery Technologies Inc. was formed to enter into the Voting Agreement and the Restructuring Agreement (as described in Item 4 of this Schedule 13D) and therefore its primary business is to develop insulin delivery technologies for the United States and worldwide diabetes markets. The Voting Agreements relate to 7,251,121 Shares owned by certain holders of Shares and Preferred Shares. Novo Nordisk Delivery Technologies, Inc. is a wholly-owned subsidiary of Novo Nordisk Holdings, Inc. (“NN Holdings”). NN Holdings is a Delaware corporation whose principal place of business is Brandywine Plaza, Suite 282, 103 Foulk Road, Wilmington, DE 19803. NN Holding’s primary business is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware. NN Holdings is wholly owned by Buyer.

     Novo A/S, a private limited Danish company whose principal business office is located at Kroghshøjvej 41, DK-2880 Bagsværd, Denmark, owns approximately 26.7% of Buyer’s total share capital, representing approximately 69% of the voting rights of Buyer and may be deemed to control Buyer. The principal business of Novo A/S is the administration of its portfolio of securities and minority capital interests. Novo A/S is a wholly-owned subsidiary of Novo Nordisk Foundation (the “Foundation”), a self-governing and self-owned foundation whose principal business office is located at Brogardsvej 70, Post Box 71, DK-2820 Gentofte, Denmark. The principal business of the Foundation is to provide a stable basis for the business and research activities undertaken by Novo A/S and its affiliates.

     The name, address, present principal occupation or employment and citizenship of each director and executive officer of each of Buyer, NN Pharmaceuticals, NN North America, Novo Nordisk Delivery Technologies, Inc., NN Holdings, Novo A/S and the Foundation is set forth on Schedule A.

     During the last five years, Buyer has not, and to the best of Buyer’s knowledge, none of Novo Nordisk Delivery Technologies, Inc. NN Holdings, NN Pharmaceuticals, NN North America, Novo A/S, the Foundation or any of the persons listed on Schedule A attached hereto has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3. Source and Amount of Funds or Other Consideration.

      See Item 4 below for a description of the Voting Agreement and the Restructuring Agreement.

      Item 4. Purpose of Transaction.

      The response set forth in item 4 is hereby amended and supplemented with the following:

     As described below, the Buyer has plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer.

     On September 28, 2004, Issuer, Buyer and Novo Nordisk Delivery Technologies, Inc. entered into a Restructuring Agreement (the “Restructuring Agreement”, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference). The Restructuring Agreement provides for the sale or transfer of a material amount of assets by the Issuer to the Buyer including (i) all of the Issuer’s right, title and interest in, to and under certain equipment used in the development and manufacture of insulin development technologies, and certain permits and documents associated therewith, which equipment and associated assets have a current book value of approximately $55,000,000, (ii) the assignment of Issuer’s leasehold interest in two of Issuer’s three buildings along with associated leasehold improvements and the temporary sublease of part of the third of Issuer’s three buildings, (iii) the offer of employment by Novo Nordisk Delivery Technologies, Inc. to approximately 130 employees of the Issuer who have been dedicated to the Issuer’s and Buyer’s insulin pulmonary delivery development program and (iv) the licensing of certain of the Issuer’s intellectual property rights relating to the development and manufacture of insulin delivery technology.

     There are various conditions to effectiveness of, and closing of the transactions contemplated by, the Restructuring Agreement including (i) the approval of such transactions by the holders of Shares and Preferred Shares voting together as one class, (ii) the approval of such transactions by the holders of the Preferred Shares voting separately as a class, (iii) the approval of such transactions by a majority of the Shares and Preferred Shares, voting together as a class but without counting votes cast by Buyer and NN Pharmaceuticals, (iv) the agreement by a substantial number of Issuer’s employees to transfer their employment and services to Novo Nordisk Delivery Technologies, Inc., (v) termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (vi) other customary closing conditions for transactions of the nature contemplated by the Restructuring Agreement.

     Upon effectiveness of the Restructuring Agreement, the Issuer, the Buyer and NN Pharmaceuticals will enter into an Amended and Restated Stock Purchase Agreement (the “Amended and Restated Stock Purchase Agreement”, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), which will amend and restate the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, Issuer was granted the right, subject to certain conditions, to issue and sell to Buyer certain of Issuer’s Shares and to require Buyer to purchase such Shares. Such right is not granted in the Amended and Restated Stock Purchase Agreement and will therefore be extinguished. Pursuant to the Amended and Restated Stock Purchase Agreement, the Buyer and NN Pharmaceuticals agree not to sell any of the Shares of the Issuer held by it for a period of time described in Section 1.3(a) of the Amended and Restated Stock Purchase Agreement. This period of time will generally last until the earlier of (i) the first marketing of insulin delivery products currently being developed by the Issuer and Buyer, (ii) a tender offer for all of the Issuer’s Shares which is recommended by Issuer’s board of directors, (iii) termination of the amended and restated license agreement between Issuer and Buyer relating to the development of certain insulin delivery products which is to become effective upon effectiveness of the Restructuring Agreement, (iv) certain insolvency events affecting the Issuer or a material change in the Issuer’s business activities incompatible with accepted ethical standards within the pharmaceutical industry and (v) January 1, 2009. However, notwithstanding the preceding sentence, the Buyer and NN Pharmaceuticals may sell or grant options to buy Shares to employees of Novo Nordisk Technologies, Inc. who are former employees of the Issuer and further transfers of Shares are allowed in certain other limited circumstances.

     Finally, as in the original Stock Purchase Agreement, the Buyer has agreed under the Amended and Restated Stock Purchase Agreement that neither Buyer nor its affiliates will, at any Shareholder elections of Issuer directors, vote any Shares to elect any person who is employed by Buyer or any of its affiliates including current and past directors and officers, current employees, advisors and sales agents.

     Simultaneous with the execution of the Restructuring Agreement, Novo Nordisk Delivery Technologies, Inc. and certain owners of Shares and Preferred Shares including V. Bryan Lawlis, Jr., President and Chief Executive Officer of Issuer, Thomas C. Chesterman, Senior Vice President and Chief Financial Officer of Issuer, Babatunde A. Otulana, M.D., Vice President for Clinical and Regulatory Affairs of Issuer, Richard Thompson, Chairman and a member of the board of directors of Issuer , Igor Gonda, a director of Issuer, Virgil D. Thompson, a director of Issuer and New Enterprise Associates 10, Limited Partnership (“NEA”) (collectively, the “Voting Agreement Shareholders”) entered into a Voting Agreement, dated September 28, 2004 (the “Voting Agreement”, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference). All of the Voting Agreement Shareholders own Shares apart from NEA which owns 1,033,057 Preferred Shares in addition to its 2,489,585 Shares. Pursuant to the Voting Agreement the Voting Agreement Shareholders agree to vote to approve the Restructuring Agreement and other related agreements and transactions and to grant Novo Nordisk Delivery Technologies, Inc. an irrevocable proxy to vote their 7,251,121 Shares in support of such agreements and transactions. The scope of the Voting Agreement and the proxy is limited to the matters described therein and does not require the Voting Agreement Shareholders to vote in any way on any matter except as set forth above. Pursuant to the Voting Agreement, for all Shares registered in their respective names or beneficially owned by them (whether owned as of the date of the Voting Agreement or thereafter) the Voting Agreement Shareholders agree not to sell any Shares during the term of the Voting Agreement.

     The Voting Agreement terminates on the earlier of: (i) the consummation of the various transactions contemplated by the Restructuring Agreement, (ii) the date on which Restructuring Agreement is terminated pursuant to Article 11 thereof and (iii) January 31, 2005.

      Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Buyer may be deemed to beneficially own 15,119,490 Shares, or approximately 21.68% of the outstanding Shares.

     (b) By virtue of the Voting Agreement (the details of which are set forth in Item 4 of this Schedule 13D), Buyer may be deemed to have the shared power to vote or direct the vote of the 3,118,893 Shares and 1,033,057 Preferred Shares (convertible into 4,132,228 Shares) held by the Voting Agreement Shareholders for the limited purposes described in Item 4 of this Schedule 13D. Each of Buyer, Novo Nordisk Delivery Technologies, Inc., NN Holdings, NN Pharmaceutical, NN North America, Novo A/S and the Foundation disclaims beneficial ownership of all such securities of the Issuer owned by the Voting Agreement Shareholders. By virtue of the relationship described in Item 2 of this Schedule 13D, Buyer may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of and vote of the 1,020,612 Shares held by it directly and the shared power to direct the disposition of and vote of the 6,847,757 Shares held by NN Pharmaceuticals.

     (c) None of Buyer, any of the persons named in Item 2 or any of the persons set forth on Schedule A, has effected any transaction in the Shares during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See response to Item 4.

      Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Press release issued by Issuer and Buyer on September 28, 2004 relating to the Restructuring Agreement.

     Exhibit 2: Restructuring Agreement dated as of September 28, 2004 between Issuer, Buyer and Novo Nordisk Delivery Technologies, Inc.

     Exhibit 3: Form of Amended and Restated Stock Purchase Agreement between the Issuer, Buyer and NN Pharmaceuticals.

     Exhibit 4: Voting Agreement dated as of September 28, 2004 between Buyer and the Voting Agreement Shareholders set forth on Exhibit A to such Voting Agreement.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	Date

/s/ Kåre Schultz	/s/ Lars Almblom Jørgensen

Signature	Signature

Kåre Schultz	Lars Almblom Jørgensen

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF NOVO NORDISK DELIVERY TECHNOLOGIES, INC.

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo Nordisk Delivery Technologies, Inc. are set forth below. If no address is given, the director's or officer's address is 100 College Road, Princeton, New Jersey 08540. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*Per Valstrop	Chairman of the Board and CEO
Danish	Novo Nordisk Delivery
Technologies, Inc.

*Martin Soeters	President
The Netherlands	Novo Nordisk Pharmaceuticals

*Ole F. Ramsby	Senior Vice President Legal Affairs
Danish	and General Counsel
Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

*James Shehan	U.S. General Counsel
USA	Novo Nordisk Pharmaceuticals

Palle Thorsen	President
Danish	Novo Nordisk Delivery
Technologies, Inc.

Phil Fornecker	Treasurer
USA	Novo Nordisk Delivery
Technologies, Inc.

William Schiavi	Assistant Treasurer
USA	Novo Nordisk Delivery
Technologies, Inc.

Joan M. Schmidt	Assistant Secretary
USA	Novo Nordisk Delivery
Technologies, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF NOVO NORDISK HOLDINGS, INC.

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo Nordisk Holdings, Inc. are set forth below. If no address is given, the director's or officer's address is Brandywine Plaza – Suite 282, 103 Foulk Road, Wilmington, DE 19803. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*Phil Fornecker	President and Treasurer
USA	Novo Nordisk Holdings, Inc.

*James Shehan	Secretary
USA	Novo Nordisk Holdings, Inc.

*Ole F. Ramsby	Senior Vice President Legal Affairs
Danish	and General Counsel
Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

Mark Stolp	Assistant Treasurer
USA	Novo Nordisk Holdings, Inc.

Jerry Shilling	Assistant Treasurer
USA	Novo Nordisk Holdings, Inc.

Kevin Rowland	Assistant Treasurer
USA	Novo Nordisk Holdings, Inc.

William Schiavi	Assistant Treasurer
U.S.A	Novo Nordisk Holdings, Inc.

Jill M. Fallows	Assistant Secretary
U.S.A	Novo Nordisk Holdings, Inc.

APPENDIX B

DIRECTORS AND EXECUTIVE OFFICERS OF NOVO NORDISK A/S

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo Nordisk A/S are set forth below. If no address is given, the director's or officer's address is Novo Alle, DK-2880 Bagsvaerd, Denmark. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*Mads Øvlisen	Chairman of the Board
Danish	Novo Nordisk A/S
Novo Alle, 6B2.22
2880 Bagsvaerd
Denmark

*Kurt Anker Nielsen	Kastanievej 6
Danish	2960 Rungsted Kyst
Denmark

*Jan Ulf Sigvard Johansson	CEO/Businessman
Swedish	Strandvagen 43, 4 tr.
114 56 Stockholm
Sweden

*Jørgen Wedel	29 Winsor Way
Danish	Weston, Massachusetts 02493
USA

*Kurt Briner	Director
Swiss	c/o Ebsa sa
47, rue du 31 Decembre
CH-1211 Geneva 6
Switzerland

*Niels Jacobsen	President & CEO
Danish	William Demant Holding A/S
Strandvejen 58
2900 Hellerup
Denmark

*Anne Marie Handrup Kverneland	Laboratory Assistant
Danish	Novo Nordisk A/S
Laurentsvej 22, 7X
2880 Bagsvaerd
Denmark

*Johnny Henriksen	Environmental Specialist
Danish	Novo Nordisk A/S
Hummeltoftevej 49
Building SOC 1.18
2830 Virum
Denmark

*Stig Strøbaek	Electrician
Danish	Novo Nordisk, A/S
Laurentsvej 22, 7X
2880 Bagsvaerd
Denmark

*Sten Scheibye	President and CEO
Danish	Coloplast, A/S
Holtedam 1
3050 Humlebaek
Denmark

Lars Rebien Sørensen	CEO
Danish	Novo Nordisk A/S

Jesper Brandgaard	CFO
Danish	Novo Nordisk A/S

Kare Schultz	Chief Operating Officer
Danish	Novo Nordisk A/S

Mads Krogsgaard Thompsen	Chief Science Officer
Danish	Novo Nordisk A/S

Lars Almblom Jørgensen	Chief of Staffs
Danish	Novo Nordisk A/S

Lise Kingo	Executive Vice President
Danish	Novo Nordisk A/S

DIRECTORS AND EXECUTIVE OFFICERS OF NN NORTH AMERICA

The name, address, title, present principal occupation or employment of each of the directors and executive officers of NN North America, are set forth below. If no address is given, the director's or officer's address is Brandywine Plaza –Suite 282, 103 Foulk Road, Wilmington, DE 19803. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*James Shehan	President and Secretary
USA	Novo Nordisk of North America, Inc.

*Martin Soeters	CEO and President
The Netherlands	Novo Nordisk Pharmaceuticals, Inc.
100 College Road West
Princeton, NJ 08540-7810

*Phil Fornecker	CFO and Treasurer
USA	Novo Nordisk of North America, Inc.

*Ole F. Ramsby	Senior Vice President Legal Affairs
Danish	and General Counsel
Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

Mark Stolp	Assistant Treasurer
USA	Novo Nordisk of North America, Inc.

Jerry Shilling	Assistant Treasurer
USA	Novo Nordisk of North America, Inc.

Kevin Rowland	Assistant Treasurer
USA	Novo Nordisk of North America, Inc.

Joan M. Schmidt	Assistant Secretary
USA	Novo Nordisk of North America, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF NN PHARMACEUTICALS

The name, address, title, present principal occupation or employment of each of the directors and executive officers of NN Pharmaceuticals, are set forth below. If no address is given, the director's or officer's address is 100 College Road, Princeton, New Jersey 08540. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*Martin Soeters	President
The Netherlands	Novo Nordisk Pharmaceuticals, Inc.

*Kare Schultz	Chief Operating Officer
Danish	Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

*Barry Reit	Vice President Regulatory Affairs
USA	Novo Nordisk Pharmaceuticals, Inc.

*Phil Fornecker	Vice President, Finance
USA	Novo Nordisk Pharmaceuticals, Inc.

*Jim C. Shehan	U.S. General Counsel
USA	Novo Nordisk Pharmaceuticals, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF NOVO A/S

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo A/S, are set forth below. If no address is given, the director's or officer's address is Krogshøjvej 41, DK-2880 Bagsvaerd, Denmark. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*Palle Marcus	Chairman of the Board of Directors
Danish	Novo A/S

*Jørgen Boe	Lawyer
Danish	Margrethevej 6
2960 Rungsted Kyst
Denmark

*Jan Ulf Sigvard Johansson	CEO/Businessman
Swedish	Strandvagen 43, 4 tr.
114 56 Stockholm
Sweden

*Hans Kristian Werdelin	Member, Board of Directors
Danish	Novo A/S

Kurt Anker Nielsen	Member, Board of Directors
Danish	Novo A/S

Henrik Gurtler	Co-CEO
Danish	Novo A/S

DIRECTORS AND EXECUTIVE OFFICERS OF FOUNDATION

The name, address, title, present principal occupation or employment of each of the directors and executive officers of the Foundation, are set forth below. If no address is given, the director's or officer's address is Brogardsvej 70, Post Box 71, DK-2820 Gentofte, Denmark. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*Palle Marcus	Chairman of the Board of Directors
Danish	Novo Nordisk Foundation

*Jørgen Boe	Lawyer
Danish	Margrethevej 6
2960 Rungsted Kyst
Denmark

*Mads Øvlisen	Member, Board of Directors
Danish	Novo Nordisk Foundation
Novo Nordisk A/S
Novo Alle, 6B2.22
2880 Bagsvaerd
Denmark

*Niels Borregaard	Doctor
Danish	Enevangen 83
3450 Allerød
Denmark

*Jan Eric Lindsten	Doctor
Swedish	Norr Malarstrand 78, 3 tr.
S-112 35 Stockholm
Sweden

*Hans Ejvind Hansen	Member, Board of Directors
Danish	Hegelsveg 12
2920 Charlottenlund
Denmark

*Ulla Morin	Technician
Danish	Novo Nordisk Foundation

*Soren Thuesen Pedersen	Chemist
Danish	Novo Nordisk Foundation

*Stig Strobaek	Electrician
Danish	Novo Nordisk Foundation

Gert Almind Frederiksen	CEO
Danish	Novo Nordisk Foundation